UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 29, 2016

Western Digital Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-08703	33-0956711
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3355 Michelson Drive, Suite 100 Irvine, California	92612
(Address of principal executive offices)	(Zip Code)

(949) 672-7000

(Registrant’s Telephone Number, Including Area Code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement

Senior Credit Facilities

On April 29, 2016, Western Digital Corporation, a Delaware corporation (“Western Digital”), entered into a credit agreement (the “Senior Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the other lenders and financial institutions party thereto, providing for approximately $9,875 million in senior secured credit facilities (the “Senior Credit Facilities”) consisting of a $4,125 million term loan A tranche maturing five years after the effective date (the “Term Loan A Facility”), a $3,750 million term loan B tranche maturing seven years after the effective date (the “U.S. Term Loan B Facility”), a €885 million term loan B tranche maturing seven years after the effective date (the “Euro Term Loan B Facility” and, together with the U.S. Term Loan B Facility, the “Term Loan B Facilities”) and a $1,000 million revolving credit facility maturing five years after the effective date (the “Revolving Facility”). A portion of the revolving facility, not to exceed $200 million, is available for the issuance of letters of credit. Western Digital expects to use the proceeds of the loans under the Senior Credit Facilities to, among other things, (i) finance, in part, the pending acquisition (the “Acquisition”) of SanDisk Corporation, a Delaware corporation (“SanDisk”), by Western Digital Technologies, Inc., a wholly-owned subsidiary of Western Digital, (ii) refinance certain existing indebtedness of Western Digital and SanDisk and (iii) pay certain transaction costs.

The proceeds of the borrowings under the U.S. Term Loan B Facility and the Euro Term Loan B Facility were deposited into separate segregated escrow accounts (the “Escrow Accounts”) and will be held in escrow prior to the closing of the Acquisition. The release of the escrowed funds will be subject to the conditions set forth in the Escrow Agreement (as defined herein) (the “Escrow Release Conditions”). At the closing of the Acquisition (i) the proceeds of the borrowings under the Term Loan B Facilities will be released from escrow (the “Escrow Release Date”) and (ii) Western Digital will draw the term loans under the Term Loan A Facility and will have the ability to borrow under the Revolving Credit Facility. If the Escrow Release Date does not occur on or prior to the Outside Date (as defined in the Senior Credit Agreement) or if Western Digital determines that the Escrow Release Conditions cannot be satisfied (the earlier of such dates, the “Escrow End Date”), Western Digital must prepay in full the amount of the Term Loan B Facilities funded into escrow, together with any accrued interest and fees in connection therewith.

The obligations under the Senior Credit Facilities are (and will be) unconditionally guaranteed by certain of Western Digital’s existing and subsequently acquired or organized wholly-owned, material domestic subsidiaries (the “Guarantors”), subject to certain exceptions. Prior to the satisfaction of the Escrow Release Conditions, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent for the Senior Credit Facilities, will have a perfected first-priority lien on the funds held in the Escrow Accounts on behalf of the lenders under the Term Loan B Facilities. Upon the satisfaction of the Escrow Release Conditions, Western Digital expects that the obligations under the Senior Credit Facilities will be secured on a first-priority basis (subject to permitted liens) by a lien on substantially all the assets and properties of Western Digital and certain of the Guarantors, including all of the capital stock held by Western Digital and such Guarantors (subject to a limitation on pledges of capital stock of foreign subsidiaries and domestic holding companies of foreign subsidiaries, other than 65% of the voting stock of first tier entities), subject to certain exceptions.

Borrowings under the Senior Credit Facilities, other than borrowings under the Euro Term Loan B Facility, will bear interest at an applicable margin plus a rate per annum calculated by reference to, at Western Digital’s option, (1) an adjusted LIBOR rate (subject to a 0.75% floor for the U.S. Term Loan B Facility and a 0.00% floor for the Term Loan A Facility and the Revolving Facility), determined by reference to the cost of funds for U.S. dollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs or (2) a base rate, determined by reference to the highest of (a) the prime rate of JPMorgan Chase Bank, N.A., (b) the federal funds effective rate plus one-half of 1.00% and (c) the one month adjusted LIBOR rate plus 1.00%. The interest rate for borrowings under the Euro Term Loan B Facility will be calculated by reference to an adjusted EURIBOR rate (subject to a 0.75% floor), determined by reference to the cost of funds for Euro deposits for the interest period relevant to such borrowing, adjusted for certain additional costs.

Borrowings under the Term Loan A Facility and the Revolving Facility will initially bear interest, at Western Digital’s option, at the adjusted LIBOR rate plus 2.00% per annum or the base rate plus 1.00%. Following the delivery of financial statements for the first full fiscal quarter after the Escrow Release Date, the applicable margin for the borrowings under the Term Loan A Facility and Revolving Facility will range, depending on Western Digital’s leverage, from 1.50% to 2.25% for LIBOR loans and from 0.50% to 1.25% for base rate loans. Borrowings under the U.S. Term Loan B Facility bear interest at a rate per annum equal to, at Western Digital’s option, either (1) the adjusted LIBOR rate plus an applicable margin of 5.50% or (2) the base rate plus an applicable margin of 4.50%. Borrowings under the Euro Term Loan B Facility bear interest at a rate per annum equal to EURIBOR plus an applicable margin of 5.25%.

The Term Loan A Facility will amortize in equal quarterly installments of (i) 1.25% per quarter during the second four full quarter period following the Escrow Release Date, (ii) 1.875% per quarter for the succeeding four quarters, (iii) 2.50% per quarter for the succeeding four quarters and (iv) 5% per quarter for the succeeding three quarters, with the remaining balance payable on the date that is five years after the effective date. Commencing from the first full quarter following the Escrow Release Date, the U.S. Term Loan B Facility and the Euro Term Loan B Facility will each amortize in equal quarterly installments equal to 0.25% of the original principal amount thereof, with the balance payable on the date that is seven years after the effective date.

The Revolving Facility is initially subject to a 0.30% per annum commitment fee, subject to step-downs to 0.20% and 0.25% and a step-up to 0.35% based on Western Digital’s total leverage ratio. In addition, under the Senior Credit Agreement, Western Digital will pay a nonrefundable ticking fee of 0.50% per annum on the amount of the aggregate commitments in effect under the Term Loan A Facility and the Revolving Facility from January 7, 2016 until the earlier of (x) the Escrow Release Date and (y) the Escrow End Date.

The Senior Credit Agreement has incremental facility capacity available from and after the Escrow Release Date in an aggregate amount of $750 million, subject to certain conditions, including a specified senior secured leverage ratio. Once Western Digital’s senior secured leverage ratio is below a certain threshold, incremental facilities may be utilized in an unlimited amount from and after the Escrow Release Date.

From and after the Escrow Release Date, Western Digital will be required to maintain a minimum fixed charge coverage ratio and a maximum total leverage ratio with respect to the Term Loan A Facility and the Revolving Facility.

Subject to certain exceptions and thresholds, from and after the Escrow Release Date the Term Loan A Facility and Term Loan B Facilities will also require mandatory prepayments in connection with (i) excess cash flow, (ii) non-ordinary course asset sales and other dispositions and (iii) the issuance of certain debt obligations, among other things. In addition, the Term Loan B Facilities require Western Digital to make a mandatory repayment if more than $100 million in aggregate principal amount of SanDisk’s convertible notes due 2017 and 2020 remain outstanding on the date that is 90 days after the Escrow Release Date in an amount equal to the outstanding amount of such convertible notes. Subject to certain conditions and exceptions, Western Digital is permitted to make voluntary prepayments of the loans under the Senior Credit Facilities and to reduce the existing loan commitments at any time without premium or penalty, except that the Term Loan B Facilities require Western Digital to pay a 1.00% prepayment fee if the loans thereunder are repaid in connection with certain “repricing” transactions on or before the one year anniversary of the effective date.

The Senior Credit Agreement contains customary representations and warranties and affirmative covenants applicable to Western Digital and certain of its subsidiaries and also contains certain restrictive covenants applicable from and after the Escrow Release Date, including, among others, limitations on the incurrence of additional debt, liens on property, acquisitions and investments, loans and guarantees, mergers, consolidations, liquidations and dissolutions, asset sales, dividends and other payments in respect of Western Digital’s capital stock, prepayments of certain debt, transactions with affiliates and certain modifications of organizational documents and certain debt agreements. The Senior Credit Agreement also contains customary events of default and if and for so long as an event of default has occurred and is continuing, any amounts outstanding under the Senior Credit Agreement will accrue interest at rate that is 2.00% above the otherwise applicable interest rate.

The foregoing description of the Senior Credit Facilities is not intended to be complete and is qualified in its entirety by reference to the full text of the Senior Credit Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference, and the Guaranty Agreement, a copy of which is attached hereto as Exhibit 10.2 and incorporated herein by reference.

Escrow Agreement

On April 29, 2016, Western Digital entered into an escrow agreement related to the Senior Credit Facilities (the “Escrow Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent and collateral agent under the Senior Credit Facilities, and SunTrust Bank, as escrow agent and securities intermediary. Pursuant to the Escrow Agreement, Western Digital deposited the gross proceeds of the Term Loan B Facilities less any upfront fees and/or OID into the Escrow Accounts. The release of the escrowed funds will be conditioned on the consummation of the Acquisition and other conditions set forth in the Escrow Agreement and the Senior Credit Agreement.

The above description of the Escrow Agreement is qualified in its entirety by reference to the complete text of the Escrow Agreement, a copy of which is attached hereto as Exhibit 10.3 and incorporated herein by reference.

Certain Relationships

Certain of the lenders and banks and financial institutions party to the Senior Credit Agreement and their respective affiliates are full service financial institutions and have in the past engaged, and may in the future engage, in transactions with and perform services, including securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities, for Western Digital and its affiliates in the ordinary course of business for which they have received or will receive customary fees and expenses. In addition, certain of the lenders, banks and/or financial institutions party to the Senior Credit Agreement and/or their respective affiliates acted as initial purchasers in connection with Western Digital’s offerings of its 7.375% Senior Secured Notes due 2023 and its 10.500% Senior Unsecured Notes due 2024 and will receive customary fees and expenses in connection therewith. In addition, certain of the lenders, banks and/or financial institutions party to the Senior Credit Agreement and/or their respective affiliates are lenders and/or agents under Western Digital’s existing credit agreement, the indebtedness outstanding under which will be repaid in connection with the Acquisition and as such will receive a portion of the net proceeds from the Senior Credit Facilities used to repay such credit facility. In addition, certain of the lenders, banks and/or financial institutions party to the Senior Credit Agreement and/or their respective affiliates are serving as financial advisors to Western Digital in connection with the Acquisition, for which they will receive customary fees.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information set forth under Item 1.01 above regarding the Senior Credit Facilities is incorporated herein by reference.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Western Digital’s proposed merger with SanDisk (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Western Digital’s (and Western Digital’s and SanDisk’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the use of forward-looking words, such as “may,” “will,” “could,” “would,” “should,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast,” “approximate,” “intend,” “upside,” and the like, or the use of future tense. Statements contained herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Western Digital (and the combined businesses of Western Digital and SanDisk), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Western Digital based upon currently available information. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from Western Digital’s expectations as a result of a variety of factors, including, without limitation, those discussed below. These forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Western Digital is unable to predict or control, that may cause actual results, performance or plans to differ materially from those expressed or implied by such forward-looking statements, including: volatility in global economic conditions; business conditions and growth in the storage ecosystem; pricing trends and fluctuations in average selling prices; the availability and cost of commodity materials and specialized product components; actions by competitors; unexpected advances in competing technologies; the development and introduction of products based on new technologies and expansion into new data storage markets; and other risks and uncertainties listed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including Western Digital’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof, and Western Digital undertakes no obligation to update these forward-looking statements to reflect new information or events.

Risks and uncertainties related to the proposed merger include, but are not limited to, potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the merger, uncertainties as to the timing of the merger, the possibility that the closing conditions to the proposed merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval, adverse effects on Western Digital’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, costs and difficulties related to the integration of SanDisk’s businesses and operations with Western Digital’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Western Digital’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions. In addition to the factors set forth above, other factors that may affect Western Digital’s or SanDisk’s plans, results or stock price are set forth in Western Digital’s and SanDisk’s respective filings with the SEC, including Western Digital’s and SanDisk’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and Western Digital’s most recent registration statement on Form S-4 referenced below. Many of these factors are beyond Western Digital’s and SanDisk’s control. Western Digital and SanDisk caution investors that any forward-looking statements made by Western Digital or SanDisk are not guarantees of future performance. Neither Western Digital nor SanDisk intend, or undertake any obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Important Additional Information and Where to find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed merger, Western Digital filed a registration statement on Form S-4 with the SEC on December 11, 2015, as amended by Amendment No. 1, dated January 27, 2016 and by Amendment No. 2, dated February 5, 2016, which was declared effective by the SEC on February 5, 2016, and Western Digital filed the definitive proxy statement/prospectus on February 5, 2016. Western Digital and SanDisk began to mail the definitive joint proxy statement/prospectus to their respective shareholders on February 5, 2016. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Western Digital or SanDisk may file with the SEC and send to Western Digital’s and/or SanDisk’s shareholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF WESTERN DIGITAL AND SANDISK ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus as well as other filings containing information about Western Digital and SanDisk, without charge, at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Western Digital will be available free of charge on Western Digital’s website at http://www.wdc.com. Copies of the documents filed with the SEC by SanDisk will be available free of charge on SanDisk’s website at http://www.sandisk.com.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

10.1	Loan Agreement dated as of April 29, 2016, by and among Western Digital Corporation, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the lenders and financial institutions from time to time party thereto.

10.2	Guaranty Agreement dated as of April 29, 2016, by and among Western Digital Corporation, the subsidiary guarantors party thereto and JPMorgan Chase Bank, N.A. as administrative agent for the guaranteed creditors.

10.3	Escrow Agreement dated as of April 29, 2016, by and among Western Digital, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and SunTrust Bank, as escrow agent and securities intermediary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Western Digital Corporation

Date: April 29, 2016	By:	/s/ Michael C. Ray
Michael C. Ray
Executive Vice President, Chief Legal Officer and Secretary